July 27, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (201) 967-0559

James Kranz
Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

      Re: Hudson City Bancorp, Inc.
              Form 10-K for Fiscal Year December 31, 2006
              Filed March 1, 2007
              File No. 000-26001

Dear Mr. Kranz:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, Lending Activities, page 7

Allowance for Loan Losses, page 19

1.   We refer to the table on page 19 that presents the activity of the allowance for
        loan losses and to your statements in the third paragraph on page 20 that states
        you did not record a provision for loan losses during 2006 reflecting recent low
        levels of charge-offs. Please tell us and expand your discussion in this section
        and in the "Provisions for loan losses" section of MD&A on page 62 to include
        how you considered the following in your determination of the adequacy of the
        allowance for loan losses:

        • The $4 billion or 26% increase in your total loan portfolio during 2006, from
          $15 billion in 2005 to $19 billion in 2006. Refer to the "Loan Portfolio
          Composition" section on page 8.

        • The significant yearly reduction in the ratio coverage of the allowance for
          loan losses to total loans during the five-year period ended December 31,
          2006. For example, we note the coverage ratio was 0.16% in 2006 as
          compared to 0.18% in 2005 and 0.37% in 2002.

        • The $12.8 million or 63% increase in total nonperforming assets as of
          December 31, 2006, from $20.4 million in 2005 to $33.2 million in 2006.
          Refer to the table of non-performing assets in the "Delinquent Loans and
          Foreclosed Assets" section on page 19.   Also consider the disclosure in the
          "Provision for Loan Losses" section of MD&A on page 18 of the March 31,
          2007 10-Q that states a provision for loan losses of $300,000 was made during
          that quarter when nonperforming loans increased to $34.2 million as
          compared to $30 million at December 31, 2006.

        • The $13.5 million or 140% increase in non-accrual first mortgage loans, from
          $9.6 million in 2005 compared to $23.2 million in 2006. Refer to the table of
          non-performing assets in the "Delinquent Loans and Foreclosed Assets"
          section on page 19.

        • The nature and extent of the collateralization of the non-accrual loans and
          how the Company determines any significant impairments in the fair value of
          the underlying collateral.

        • The $6.7 million or 44% increase in loans delinquent 90 days or more totaling
          $22 million in 2006 as compared to a $15 million in 2005. Refer to the table
          of delinquent loans on page 18.

- The amount and the credit characteristics of the loan portfolio related to the acquisition of Sound Valley Corp in July 2006. Consider in your response that the table of delinquent loans on page 18 includes in 2006 higher risk construction loans that were not part of the loan portfolio in 2005.

2.   We refer to the $3.308 million or 12% increase to the allowance for loan losses in 2006 related to the "Allowance transferred in Acquisition" due to the acquisition of Sound Valley Corp in July 2006. Please tell us and disclose in future filings the following:

- How you considered that the allowance for loan losses acquired from Sound Valley Corp does not meet the requirements of SOP 03-3 which prohibits the "carrying over" of valuation allowance for loan losses acquired in a transfer that are within its scope

- Revise Note 1, Organization, Acquisition of Sound Federal, on page 87 to provide the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

Financial Statements for the period ended December 31, 2006

Note 4, Mortgage-Backed Securities, page 94

3.   We refer to the unrealized losses for 12 months or longer totaling $137.5 million and $32 million as of December 331, 2006 related to the held-to-maturity and available for sale investments, respectively. Considering the unrealized losses for 12 months or longer of each investment category at December 31, 2005 were only $2 million and $2.2 million, respectively, please:

- Tell us and disclose in future filings what factors, other than changes in market interest rates, have contributed to the material increases in unrealized losses for each investment category in 2006 as compared to 2005;

- Discuss any changes in the credit risks of your investment portfolio due to the acquisition of Sound Valley Corp in July 2006.

- Provide us with a similar discussion regarding increases in unrealized losses for 12 month or longer with respect to your held-to-maturity investment securities in Note 5, Investment Securities on page 97.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant